UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 7, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On May 6, 2004 the Registrant's subsidiary, Sociedad Eléctrica Santiago S.A. filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to a reduction in natural gas supply to its Nueva Renca combined cycle plant as a result of a natural gas supply rationalization plan implemented by the Argentine government.

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- Material Fact	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: May 7, 2004 By : /S/ FRANCISCO CASTRO

Francisco Castro

Chief Financial Officer

Santiago, May 7, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Material Fact related to a reduction in natural gas supply to the Nueva Renca combined cycle plant owned by AES Gener S.A.'s subsidiary, Sociedad Eléctrica Santiago S.A., as a result of a natural gas supply rationalization plan implemented by the Argentine government. Sociedad Eléctrica Santiago S.A. filed such Material Fact in Spanish on May 6, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

May 7, 2004

MATERIAL FACT

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of Chilean Law No 18.045 regarding the Securities Market, as well as Section II, of the Norma de Caracter General (General Rule) No 30 of the Chilean Superintendency of Securities and Insurance, we hereby inform you of the following Material Fact to the company, its subsidiary Sociedad Electrica Santiago S.A. and our operations:

In accordance with Resolution No 265/2004 of the Argentine Secretary of Energy and Disposition No 27/2004 of the Argentine Subsecretary of Fuels, a "Rationalization Program for Natural Gas Exports and the Use of Transportation Capacity" is being implemented which, among other aspects, includes a "useful interruption plan" to be applied to transportation services related to exports, natural gas volumes intended for export, and natural gas-based generation for export, as necessary to meet the transportation systems' injection requirements in order to supply the domestic Argentine market.

On May 5, 2004, we received a copy of the communication that the Argentine Secretary of Energy sent to Sociedad Electrica Santiago S.A.'s natural gas supplier, Mobil Exploration Development, with regard to the abovementioned rationalization program, instructing it to reduce its natural gas exports to Chile. This reduction will affect approximately 40% of the natural gas supply to the Nueva Renca combined cycle plant owned by Sociedad Electrica Santiago S.A.

We are taking the necessary measures to confront this contingency, with energy purchased in the spot market or, eventually, if necessary, through the utilization of alternative fuels.

Sincerely yours,

Francisco J. Castro Crichton

Chief Financial Officer

AES Gener S.A.